EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

June 19, 2018

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Folake Ayoola

Re:	Twelve Seas Investment Company (the "Company") Registration Statement on Form S-1 (File No. 333-225352) (the "Registration Statement")

Dear Ms. Ayoola:

In accordance with the provisions of Rule 460 under the Securities Act of 1933, the undersigned, as representative of the underwriters of the proposed offering of securities of Twelve Seas Investment Company, hereby advises that copies of the Preliminary Prospectus, dated June 14, 2018, were distributed on or about June 14, 2018, as follows:

257 to individual investors;

133 to FINRA members (which included 29 prospective underwriters and selected dealers); and

68 to institutions.

The undersigned has been informed by the participating dealers that, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, copies of the Preliminary Prospectus, dated June 14, 2018, have been distributed to all persons to whom it is expected that confirmations of sale will be sent; and we have likewise so distributed copies to all customers of ours. We have adequate equity to underwrite a “firm commitment” offering.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Steven Levine
Name: Steven Levine
Title: CEO